Exhibit 99.2

FI N° 99053

Serapis N° 2025-0092

DATED                         October 17, 2025

EDAP TMS

as the Company

AND

The European Investment Bank

as the Original Warrantholder

Warrant Agreement

1.	Definitions and interpretation	1

2.	The Warrants	9

3.	Issuance of the Warrants	10

4.	Anti-dilution Protection	12

5.	Events	12

6.	Warrant Settlement and Transfer	13

7.	Issuance of Warrant Shares	19

8.	Representations and Warranties	20

9.	Undertakings	21

10.	Representation of the Warrantholders	22

11.	Liquidation of the Company	22

12.	Termination	22

13.	Finance Contract	23

14.	Assignment	23

15.	Business Days	24

16.	Amendment	24

17.	Waiver	24

18.	Rights and Remedies are Cumulative	24

19.	Invalidity	24

20.	No partnership	24

21.	Notices	24

22.	COSTS	25

23.	Taxes, duties and fees	25

24.	EUR – Currency Exchange Rate	25

25.	SET-OFF	26

26.	Confidentiality	26

27.	Further Assurance	26

28.	Third Party Rights	26

29.	Entire Agreement	26

30.	Governing Law and Jurisdiction	26

Schedule 1		28

Schedule 2		30

Schedule 4		33

Schedule 6		34

Schedule 7		36

THIS WARRANT AGREEMENT (this "Agreement") is dated October 17, 2025

Between:

(1)	EDAP TMS, a French limited liability company (société anonyme), with a share capital of EUR 4,902,061.19, having its registered office at 4 rue du Dauphiné, Parc d’activité La Poudrette Lamartine, 69120 Vaulx-en-Velin, registered with the Trade and companies registry of Lyon under number 316 488 204 (the "Company");
(2)	The European Investment Bank, having its seat at 98-100 Boulevard Konrad Adenauer, L- 2950 Luxembourg (the "Original Warrantholder").

Whereas:

(A)	The Company is a limited liability company (société anonyme) incorporated in France and listed on the NASDAQ.
(B)	The Original Warrantholder has agreed to provide a loan facility to the Company pursuant to the Finance Contract and entry into this Agreement is a condition precedent to disbursement of Tranche A under the Finance Contract.
(C)	The Company agreed to take all actions available to it and to convene its relevant corporate bodies to enable the Company to grant such rights and to issue such shares as set out in this Agreement.

It is agreed as follows:

1.	Definitions and interpretation

1.1	Definitions. In this Agreement the following words and expressions will have the following meanings, save where the context requires otherwise:

"Adjustment Event" means the occurrence, after the date of this Agreement, of any of the following events as well as any additional adjustment events provided for under articles L.228-98 et seq. of the French Commercial Code:

(a)	a financial transaction through the issuance of new Instruments with or without preferential subscription rights of the Shareholders (including through the free distribution or subscription warrants (other than issuance of Warrants B or Warrants C to the Warrantholder in accordance with this Agreement));

(b)	a free distribution of Shares to Shareholders, share split or reverse share split;

(c)	an incorporation into the share capital of reserves, profits or premiums through an increase of the par value of the Shares;

(d)	a distribution of reserves or premiums in cash or in kind;

(e)	a free distribution to the Company’s Shareholders of any Instrument other than the Company’s Shares;

(f)	a repurchase by the Company of its own Shares at a price higher than the market price, other than a repurchase of its own Shares from the Original Warrantholder or its Affiliates;

(g)	a change in profit distribution, including through the creation of preferred shares;

(h)	a reduction or redemption of the Company’s share capital;

(i)	a dividend distribution;

(j)	the issue of any Instrument (with or without preferential subscription rights), including by way of dividend distribution or capitalization of profits or reserves (including share premium account and any capital redemption reserve); and

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(k)	a merger (absorption or fusion), demerger of the Company with or into another entity or other similar operation as a result of which the Company does not survive, or a spin-off (scission).

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“American Depositary Shares” means those certain American Depositary Shares representing Shares; provided, however, (i) if the American Depositary Shares cease to exist, “American Depositary Shares” shall refer to the Shares and (ii) to the extent that the ratio of American Depositary Shares to Shares ceases to be one-to-one, all provisions herein tied to number of Shares or the price of a Share shall be proportionately and automatically adjusted.

"Applicable Law" means all applicable law and regulation which from time to time is binding on the Company.

"Arrangement Fee" has the meaning set out in the Finance Contract.

"Articles" means the articles of association (statuts) of the Company as amended from time to time.

“Average Price per Share Tranche A” means an amount equal to the euro (EUR) equivalent, calculated on the applicable Exchange Rate, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche A Warrants by the Original Warrantholder.

“Average Price per Share Tranche B” means an amount equal to the euro (EUR) equivalent, calculated on the applicable Exchange Rate, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche B Warrants by the Original Warrantholder.

“Average Price per Share Tranche C” means an amount equal to the euro (EUR) equivalent, calculated on the applicable Exchange Rate, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche C Warrants by the Original Warrantholder.

"Auditor" means the statutory auditor (commissaire aux comptes) of the Company for the time being.

“Board of Directors” means the board of directors (conseil d’administration) of the Company from time to time.

"Business Day" means a day (other than a Saturday or Sunday) on which the Original Warrantholder and commercial banks are open for general business in the city of Luxembourg (Grand Duchy of Luxembourg) and Paris (France).

"Change-of-Control Event" has the meaning set out in the Finance Contract.

"Completion" means, with respect to a Tranche, each date on which the relevant Warrants are issued in favour of the Original Warranholder and the effective subscription by the Original Warrantholder, i.e., full payment of the Subscription Price of the corresponding Warrants by the Original Warrantholder pursuant to Clause 3.7 and delivery by the Original Warrantholder of its Subscription Form pursuant to Clause 3.2(c), which date shall occur immediately before the disbursement of the relevant Tranche on the relevant Disbursement Date.

"Control" has the meaning set out in the Finance Contract, and "Controlling" has the corresponding meaning.

"Credit" has the meaning set out in the Finance Contract.

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"Debt Repayment Event" means (i) a prepayment of any principal amount due in respect of a Loan on a voluntary basis under article 5.2 of the Finance Contract or (ii) a compulsory prepayment under articles 5.3 and/or 9 of the Finance Contract.

"Directors" means the general manager (directeur général), the deputy general managers (directeurs généreaux délégués) and the members of the Board of Directors (administrateurs) of the Company from time to time.

“Disbursed Amount” means the aggregate amount of a Tranche or all Tranches, as the context requires, which have been or are disbursed from time to time by the Original Warrantholder under the Finance Contract.

“Disbursement Date” means the date on which disbursement of a Tranche is made by the Original Warrantholder pursuant to the Finance Contract.

"Distribution" means (i) any distribution or allocation of dividend, reserves or issue premium,

(ii) any share redemption, (iii) any grant of loans or credit or (iv) payment or benefit of any kind given, in each case (i) to (iv), by the Company to its Shareholders (in their capacity as shareholders), to any other direct or indirect holders of Instruments (in their capacity as holders of Instruments) or to any individual person or company directly or indirectly holding a capital participation in any shareholder of the Company (in its capacity as indirect shareholder of the Company), or to any company, person or entity being an Affiliate to any such shareholder or company, after the date of this Agreement, in any manner feasible, of its assets, profits, reserves or capital.

“Encumbrance” means any encumbrance, debenture, mortgage, blocking order, court decision, court order, leases, subleases, preliminary agreements on the conclusion of subleases, arrest, execution order, order preventing the sale of any assets, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre- emption), or any agreement or arrangement to create any of the same.

“EUR” means the lawful currency of the member states of the European Union which adopt or have adopted it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.

"Event" means:

(a)	a Group Asset Sale;
(b)	a Change-of-Control Event;
(c)	the occurrence of the Finance Contract Maturity Date;
(d)	a Debt Repayment Event; and
(e)	an Event of Default.

"Event Date" means the date on which any Event occurs, being the first of:

(a)	in case of a Group Asset Sale, the date on which an agreement or agreements (including a promissory agreement or agreements or any other binding contractual arrangement having a similar effect) for a Group Asset Sale become or becomes unconditional in all respects and effective;
(b)	the date on which a Change-of-Control Event occurs;
(c)	the Finance Contract Maturity Date;
(d)	the date on which a Debt Repayment Event occurs; and

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(e)	the date of an Event of Default.

"Event Notification" means a written notice from the Company to the Warrantholder informing it of the occurrence of an Event or of an Event which is reasonably likely to occur, and which sets out:

(a)	details of the Event or anticipated Event;
(b)	the Event Date or, in respect of an anticipated Event, the expected Event Date; and
(c)	such other information available to the Company which is or might reasonably be considered to be material to the Warrantholder for purposes of the exercise of any of its rights under the Agreement in connection with the occurrence of an Event or an Event which is reasonably likely to occur, including all such information as may reasonably be required by the Warrantholder in order for the Warrantholder to calculate the Fair Market Value of the Warrants and the Warrant Shares.

“Event of Default” shall have the meaning set forth in the Finance Contract.

Event of Default Notice” means a written notice by the Original Warrantholder noting the occurrence of an Event of Default under and as defined in the Finance Contract.

“Exchange Rate” means the last EUR/USD currency exchange rate published by the European Central Bank on its website on the date immediately preceding the relevant date under this Agreement.

“Exercise Ratio” means the ratio between (i) the number of Warrant Shares to which one Warrant give the right to subscribe and (ii) one Warrant. At the date of issuance of the Warrants, and subject to Clause 4 and Schedule 7, the Exercise Ratio is of 1.0 (i.e. 1 Warrant for 1 Warrant Share).

"Expert" means an expert appointed in accordance with Schedule 2 (Expert Determination).

"Expert’s Certificate" has the meaning set out in Schedule 2(Expert Determination).

"Fair Market Value" means the value of a Warrant or a Warrant Share as determined in accordance with the valuation principles set out in paragraph 3 (Basis of valuation) of Schedule 2 (Expert Determination) (for the avoidance of doubt, such principles will apply regardless of whether the valuation is being determined by the Warrantholder, the Company or the Expert as contemplated by any provision of this Agreement).

“Final Availability Date” has the meaning set out in the Finance Contract.

"Finance Contract" means the finance contract (governed by French law) dated on or about the date of this Agreement between the Company, as borrower, and the Original Warrantholder, as lender, pursuant to which a loan facility of up to EUR 36,000,000 is made available.

"Finance Contract Maturity Date" means the latest Maturity Date, as defined in the Finance Contract from time to time.

"Fully Diluted Share Capital" means, as at the relevant date, the aggregate of all Shares and of all shares capable of being issued pursuant to any other Instruments issued by the Company (including, as the case may be, the Warrants).

"Group" has the meaning set out in the Finance Contract.

"Group Asset Sale" means a sale, assignment, transfer or other disposal of assets forming part of the Investment or of shares in Subsidiaries holding assets forming part of the Investment, without the approval of the Original Warrantholder.

"Holding Company" means, in relation to a company or entity, any company or entity in respect of which that company or entity is a Subsidiary.

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“Interested Party” means the Company (which may be substituted by any third party, including any Shareholder(s)) which has communicated its intention to exercise the Right of First Refusal to acquire Warrants in consideration of the payment to the Warrantholder of the Warrants Sale Price.

“Instruments” means:

(a)	all Shares;
(b)	all Shares capable of being issued and registered by the Company pursuant to the exercise in full of all outstanding rights (whether or not contingent and assuming full performance of any equity-linked or performance-linked rights or instruments) to subscribe for or convert into Shares (including under this Agreement); and
(c)	all other issued or virtual shares, contractual shares, options, warrants, restricted stock units (RSUs), pledge rights, participation rights, silent participations, conversion privileges or other rights or instruments which are equity or performance-linked or presently granted to purchase, subscribe for, convert into or otherwise acquire any Shares of the Company or other economic participations in the Company’s share capital.

"Issuance Date" means, in respect of a Tranche, the date on which the issuance of the relevant Warrants shall occur;

“Lead Organisation” means the European Union, the United Nations and international standard setting organisations including the International Monetary Fund, the Financial Stability Board, the Financial Action Task Force, the Organisation for Economic Cooperation and Development and the Global Forum on Transparency and Exchange of Information for Tax Purposes and any successor organisations.

"Loan" has the meaning set out in the Finance Contract.

“Longstop Date” means the date on which the Credit has been drawn in full or when the undisbursed amount under the Credit has been cancelled.

“Masse” has the meaning ascribed to is in Clause 8 (Representation of the Warrantholders).

"Masse Representative" has the meaning ascribed to it in in Clause 10 (Representation of the Warrantholders).

"Non-Vested Warrants" has the meaning ascribed to it in Clause 3.5 (Vesting).

"Objection Period" means 20 Business Days from delivery of the draft Warrantholder’s Put Option Notice.

"Obligor" has the meaning set out in the Finance Contract.

"Party" means a party to this Agreement.

"Put Option" has the meaning ascribed to it in Clause 6.5 .

"Put Option Price" means the fee payable in cash by the Company to the Warrantholder as set out in the Warrantholder’s Put Option Notice being an amount equal to the Fair Market Value of that Warrant.

"QES" means qualified electronic signatures in the meaning of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC.

"Right of First Refusal" means the right (but not the obligation) of the Company (which may substitute any third party purchaser designated by the Company (including any of its Shareholders)) to require the Warrantholder to transfer all (but not part of) the Vested Warrants stated in the Right of First Refusal Notice to the Company in accordance with Clause 6.4(a) (Warrant Sale).

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"Right of First Refusal Notice" means a written notice served by the Warrantholder to the Company stating that the Warrantholder wishes to sell one or more Vested Warrants; provided that the First Refusal Notice shall set forth the name of the proposed acquirer (and, if applicable, its ultimate beneficial owner holding directly or indirectly more than 25% of said acquirer), the proposed transfer price offered by the relevant acquirer for the Vested Warrants to be transferred and the bank account details of the Warrantholder.

“Shareholder” means any person or entity holding, at any time, Shares, including in the form of American Depositary Shares.

"Shares" means, at the date hereof, the ordinary shares, nominal value €0.13 per share, issued by the Company as well as, after the date of this Agreement, any further ordinary shares or share of any other category, if any, issued by the Company (including further to any split or grouping of shares or nominal value of the Company, if any, after the date of this Agreement).

"Strike Price" means:

(a)	with respect to each Tranche A Warrant, an amount “Sa” in euro (EUR) determined according to the following formula:

Sa = SPa * 0.90

Where Spa refers to the Average Price per Share Tranche A.

(b)	with respect to each Tranche B Warrant, an amount “Sb” in euro (EUR) determined according to the following formula:

Sb = SPb * 0.90

Where SPb: refers to the Average Price per Share Tranche B.

(c)	with respect to each Tranche C Warrant, an amount “Sc” in euro (EUR) determined according to the following formula:

Sc = SPc * 0.90

Where SPc: refers to the Average Price per Share Tranche C.

“Subscription Form” means a subscription form substantially in the form set out in Schedule 6 (Subscription form of Warrants).

“Subscription Price” means EUR 0.13 (thirtheen euro cents) per Warrant, such subscription of the Warrants by the Original Warrantholder being made by way of set-off against a valid and payable receivable under the relevant Arrangement Fee.

"Subsidiary" has the meaning set out in the Finance Contract.

"Supporting Calculations" means the basis of calculation, assumptions and working papers used to determine the Fair Market Value of any Warrant or Warrant Share.

"Tranche" has the meaning set out in the Finance Contract.

“Tranche A Warrants” means the number “X” of Warrants to be issued by the Company, as condition precedent to the disbursement by the Original Warrantholder of Tranche A, determined according to the following formula:

X = 11,000,000 / (SPa x 2.5)

Where SPa refers to the Average Price per Share Tranche A.

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“Tranche B Warrants” means the number X of Warrants to be issued by the Company, as condition precedent to the disbursement by the Original Warrantholder of Tranche B, determined according to the following formula:

X = 12,000,000 / (SPb x 3)

Where SPb refers to the Average Price per Share Tranche B.

“Tranche C Warrants” means the number X of Warrants to be issued by the Company, as condition precedent to the disbursement by the Original Warrantholder of Tranche C, determined according to the following formula:

X = 13,000,000 / (SPc x 4.2)

Where SPc refers to the Average Price per Share Tranche C.

"Vested Warrants" has the meaning ascribed to it in Clause 3.5 (Vesting).

"Warrant Exercise Notice" means a notice in writing informing the Company of the Warrantholder's exercise of its rights under any or all of the Vested Warrants then outstanding and exercisable, setting out the full name and address of the Warrantholder to whom Warrant Shares will be issued in accordance with the terms of this Agreement, and being accompanied by:

(a)	a copy of the wire transfer made by the Warrantholder to the Company corresponding to the payment of the total Strike Price for the relevant number of Warrant Shares; or
(b)	(in the case of the Original Warrantholder) a written direction from the Original Warrantholder to the Company to apply any sums due and owing by the Company to the Original Warrantholder under the Finance Contract in satisfaction of a corresponding amount of the Warrantholder's liability to pay the Strike Price for the relevant number of Warrant Shares.

"Warrant Sale" means, subject to Clause 6, in relation to any Warrant a sale, assignment, transfer or other disposal of that Warrant by the Warrantholder to any person or persons selected by the Warrantholder in accordance with and as contemplated by Clause 14 (Assignment).

"Warrant Share" means each Share to be issued by the Company at the Issuance Date upon the exercise of a Warrant; provided that at the date hereof, the Company has issued only ordinary shares and, in case the Company issues a class of shares senior to its ordinary shares after the date hereof, the Parties agree to implement all necessary steps so that, subject to the approval by the Shareholders’ meeting of the Company, the Warrant Shares shall be shares of such senior class as set forth in Clauses 2.3(c) and 9.2(b).

"Warrantholder" means:

(a)	the Original Warrantholder; and
(b)	any person or persons to whom any Warrant (and any related rights) is at any time sold, assigned, transferred or otherwise disposed pursuant to Clause 14 (Assignment)

and only for so long as each of the foregoing holds any Warrant (and any related rights).

"Warrantholder's Put Option Notice" means a put option notice served by the Warrantholder on the Company in substantially the form set out in Schedule 1 (Warrantholder's Put Option Notice).

"Warrants" means the transferable securities issued by the Company, granting the holder the right to subscribe for Warrant Shares.

“Warrants Sale Price” has the meaning ascribed to it in Clause 6.4(a) (Warrant Sale).

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“Warrants Tranche” means either the Tranche A Warrants, the Tranche B Warrants or the Tranche C Warrants, as applicable.

1.2	Interpretation. Unless a contrary indication appears, a reference in this Agreement:

(a)	to this Agreement or any other agreement or instrument is a reference to this Agreement or other agreement or instrument as amended, novated, supplemented, extended or restated at any time;
(b)	to clause, paragraph or schedule is, unless stated otherwise, a reference to a clause or paragraph of, or schedule to, this Agreement;
(c)	in a clause or schedule to a paragraph is, unless otherwise stated, a reference to a paragraph in that clause or schedule, where that schedule is split into parts, a reference to a paragraph in that part of that schedule;
(d)	to a statute or statutory provision includes a reference to any subordinate legislation and is a reference to:
(i)	that statute, statutory provision or subordinate legislation as modified, consolidated, superseded, re-enacted, re-numbered, or replaced (whether with or without modification) from time to time after the date of this Agreement); and
(ii)	any statute, statutory provision or subordinate legislation which it consolidates, supersedes, re-enacts or replaces (whether with or without modification);
(e)	to a "person" includes any individual, company, corporation, firm, partnership, joint venture, association, state, state agency, institution, foundation or trust (whether or not having a separate legal personality);
(f)	to a Party will be deemed to be a reference to any successor to such Party or to any person or persons to whom that Party assigns or otherwise transfers any or its rights and/or obligations under this Agreement in accordance with this Agreement;
(g)	to the Warrantholder in the context of any Warrant or related Warrant Share means the person or persons within the definition of "Warrantholder" who at that time holds or hold that Warrant;
(h)	to one gender is a reference to all or any genders, and references to the singular include the plural and vice versa;
(i)	to a legal term for a legal document, court, judicial process, action, remedy, legal status, official or any other legal concept or thing which is specific to a particular jurisdiction shall, in respect of any other jurisdiction, be deemed to be a reference to whatever most closely equates to that legal term in the relevant jurisdiction; and
(j)	to "including" or "includes" does not limit the scope of the meaning of the words preceding it but shall be taken as meaning "including without limitation" or "includes without limitation".
1.3	Translation of legal terms. In this Agreement French concepts and legal terms are expressed and described in English terms, not in the original French terms. These French concepts and terms may not be identical to the concepts described by the equivalent English concepts and terms as they exist in the laws of other jurisdictions. Where reference is made in this Agreement to concepts or terms of French law, the meaning of the concepts or terms in the French language or under French law shall take precedence over their meaning in English and under foreign laws respectively.
1.4	Schedules. The schedules form part of this Agreement and a reference to "this Agreement" includes its schedules.

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1.5	Recitals, index and headings. The recitals, index and headings in this Agreement do not affect its interpretation.
2.	The Warrants

2.1	Warrant entitlement. The Warrants shall entitle the Original Warrantholder to subscribe for, subject to Clause 4 (Anti-Dilution Protection), such number of Warrant Shares representing:
(a)	for the Tranche A, the Tranche A Warrants;

(b)	for the Tranche B, the Tranche B Warrants; and

(c)	for the Tranche C, the Tranche C Warrants.

2.2	Warrant features. The Warrants shall:

(a)	be issued free from Encumbrances including but not limited to any prior approval, pre- emptive or anti-dilution rights of the Shareholders;

(b)	be subscribed by the Original Warrantholder through the signature of a Subscription Form at the Subscription Price;

(c)	subject to Clause 3.5 (Vesting), entitle the Warrantholder to Warrant Shares in accordance with the Exercise Ratio;

(d)	subject to Clause 3.5 (Vesting), be exercisable on the terms and subject to the conditions set out in this Agreement against payment of the Strike Price to the Company.
2.3	Warrant Shares features. The Warrant Shares issued in connection with the exercise of the Vested Warrants shall:
(a)	be issued free from Encumbrances and from any prior approval, pre-emptive or anti- dilution rights of the Shareholders;

(b)	be credited as fully paid (subject to effective and full payment of the relevant the Strike Price to the Company);

(c)	rank at least pari passu in all respects, from the effective date of issue, with the other most preferential class of Shares then issued. The Parties acknowledge that at the date hereof, such Shares are ordinary shares, and agree that, without prejudice to Clause 9.2(b), in case, at the time of issuance of a Warrant, the Company has issued a class of Shares senior to its ordinary Shares, the Warrant Shares shall rank at least pari passu in all respects, from the effective date of issue, with the other Shares of such senior class;

(d)	be entitled to all Distributions as from their date of issuance; and

(e)	otherwise have the rights and privileges set out in the Articles in relation to the class of Shares referred to in paragraph (c).

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3.	Issuance of the Warrants

3.1	Steps prior to Completion.

Before the Completion of the Tranche A Warrants, the Board of Directors must approve a board resolution, in form and substance satisfactory to the Original Warrantholder which approves the terms of, and the transaction contemplated by, this Agreement and its execution by the Company.

Before each Completion:

(a)	the Board of Directors must convene a general meeting of the Shareholders of the Company for purposes of paragraph (b) below in accordance with the Articles and Applicable Laws;
(b)	the general meeting of the Shareholders of the Company must approve, at applicable majority, appropriate shareholder resolutions, in form and substance satisfactory to the Original Warrantholder, to approve:
(i)	delegation of authority to the Board of Directors of the Company to proceed to the issuance of the Warrants to the Original Warrantholder, acknowledge any future increase of the Company’s share capital which would result from any future exercise of Vested Warrants (including further to any adjustment as per Clause 4 and Schedule 7) and proceed with any amendment to the Articles so as to reflect such share capital increase; and
(ii)	the waiver of the Shareholders to the preferential right of subscription (droit préférentiel de souscription) to the Warrants and underlying Warrants Shares in favor of the Original Warrantholder;
(c)	the Auditor must issue its report(s) in relation to the above Shareholders’ resolutions in accordance with Applicable Law;
3.2	Steps at Completion. At each Completion, subject to approval by the general meeting of Shareholders of appropriate Shareholders’ delegation of authority pursuant to Clause 3.1 (b) above:
(a)	the Board of Directors of the Company, acting as per such delegation, shall decide the issuance of the relevant Tranche of Warrants to the Original Warrantholder in accordance with this Agreement;
(b)	the Company shall:

(i)	deliver to the Original Warrantholder a certified copy of the decisions of the Board of Directors of the Company in relation to the acknowledgement of the amount of receivable held by the Original Warrantholder as part of the Arrangement Fee and to be set off against the Subscription Price;
(ii)	save as otherwise agreed between the Parties, deliver to the Original Warrantholder the copy of the Auditor’s statement relating to receivables (attestation du commissaire aux comptes relative à l’arrêté de créance) issued by the Company's Auditor;
(iii)	subject to delivery by the Original Warrantholder of the relevant executed Subscription Form, issue to the Original Warrantholder the relevant Warrants, exercisable on the terms and subject to the conditions set out in this Agreement and which shall entitle the Original Warrantholder to subscribe for, subject to Clause 4 (Anti-dilution Protection), such number of Warrant Shares as is contemplated in this Agreement; and

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(iv)	issue to the Original Warrantholder a certificate stating that (i) the issuance of the relevant Warrants by the Company has not resulted and will not result in a violation of the Articles of the Company or any other agreement to which the Company is party or any Applicable Law or judgment to which it is subject, (ii) it is not aware of any shareholders’ agreement or similar arrangements in place between all or part of the Shareholders and (iii) it is not aware of any governmental authority or competent jurisdiction having enacted, issued, promulgated, enforced or entered into any judgement, decision, decree, injunction or other order against the Company which prohibits the issuance of the relevant Warrants to the Original Warrantholder;
(c)	the Original Warrantholder shall provide the executed Subscription Form to the Company, whereby it agrees to subscribe for the relevant Warrants and pay their full Subscription Price;
(d)	subject to delivery by the Original Warrantholder of the relevant executed Subscription Form, the Company shall register the relevant Warrants in a specific securityholder’s account opened in the name of the Original Warrantholder in the books of the Company held by Uptevia (or, as the case may be, such other registrar appointed by the Company) and provide the Original Warrantholder with written confirmation and evidence thereof.
3.3	Subscription Price. The Subscription Price for the Warrants shall be payable by the Subscriber to the Company through the setting off of the receivable owned by the Original Warrantholder against the Company under the Arrangement Fee related to such number of Warrants to be issued, which is valid, due and payable (certaine, liquide et exigible).
3.4	Multiple Completions. For the avoidance of doubt, where this Agreement foresees more than one Completion, the steps described in Clauses 3.1 (Steps prior to Completion) and 3.2 (Steps at Completion) of this Agreement may, if deemed acceptable by the Bank, be taken before the first Completion in a manner also covering subsequent Completions.
3.5	Vesting

(a)	All Warrants of a Warrants Tranche shall vest as from the earlier of (i) the relevant Maturity Date (as defined in the Finance Contract) of the Tranche of the Loan relating to such Warrants Tranche and (ii) the relevant Event Date in case of occurrence of an Event (the "Vested Warrants").
(b)	The Warrantholder can exercise the Vested Warrants in relation to the relevant Tranche, at any time after their vesting in accordance with paragraph (a) above and until the 20th (twentieth) anniversary of the Disbursement Date of such relevant Tranche (the “Warrant Exercise Period”). If not duly exercised during the Warrant Exercise Period, the right to exercise the Vested Warrants shall automatically lapse and the Vested Warrants shall be deemed automatically null and void and no longer exercisable.
(c)	The balance between the Warrants initially subscribed and the Vested Warrants as calculated at the Longstop Date (the "Non-Vested Warrants") shall automatically lapse on the Longstop Date and such Non-Vested Warrants shall automatically be deemed null and void and irrevocably cease to be exercisable.
3.6	Fractional entitlements. The exercise of Warrants may only result in the Subscription of a whole number of Warrant Shares. Accordingly, when a Warrantholder exercises its Warrants and the corresponding number of new Warrant Shares would not be a whole number, that Warrantholder may either request to subscribe for:

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(a)	the whole number of Warrant Shares immediately lower than such number, in which case the Company shall pay to that Warrantholder a sum in cash equal to the Subscription Price of one Warrant Share multiplied by the relevant fraction of Warrant Shares (rompu); or
(b)	the whole number of Warrant Shares immediately greater than such number, in which case that Warrantholder shall pay to the Company (including by way of set-off, as the case may be) a sum in cash equal to the Subscription Price of one Warrant Share multiplied by the additional fraction of Warrant Shares so requested.
4.	Anti-dilution Protection

4.1	Company to notify Adjustment Event. The Company must notify the Warrantholder of any Adjustment Event promptly and, in any case, no later than five (5) Business Days as of the date of its occurrence. Upon an Adjustment Event, the Company undertakes to comply with the anti- dilution provisions set out in Schedule 7.
4.2	Exceptions to anti-dilution protection. The anti-dilution protection set out in Clause 4.1 and Schedule 7 above shall not apply to:
(a)	Any event that is not an Adjustment Event;

(b)	any issue of Shares at a price per share equal to or higher than the higher of the Average Price per Share Tranche A, the Average Price per Share Tranche B and the Average Price per Share Tranche C; or in case of warrants, options and other kind of Shares with conversion rights, at a strike price equal or higher than the higher of the Average Price per Share Tranche A, the Average Price per Share Tranche B and the Average Price per Share Tranche C; or

(c)	any issue or redemption of Instruments granted as incentive instruments to directors, managers, employees, advisors, provided that (i) it is completed in compliance with Applicable Laws, and (ii) the total aggregate number of all such additional incentive Instruments to be issued after the date hereof does not exceed 10% (ten per cent) in aggregate of the Fully Diluted Share Capital from time to time.

4.3	No impact on Change-of-Control. For the avoidance of doubt, this Clause 4 (Anti-dilution Protection) is without prejudice to the consequences of a Change-of-Control Event under and as defined in the Finance Contract.
5.	Events

5.1	Obligors to notify Events. Each Obligor shall inform the Warrantholder promptly if an Event has occurred or is likely to occur (having regard to the relevant facts or circumstances at the time) by serving an Event Notification on the Warrantholder. Additionally, the Company undertakes to make its best efforts to notify if an Event is likely to occur with such advance as may be reasonable for the Warrantholder to exercise the Warrants before the relevant Event Date. For this purpose, without limitation, the Company must (i) include the Warrantholder in all notices to be sent to the Shareholders in relation to the occurrence (or the likely occurrence) of an Event and (ii) shall deliver to the Warrantholder all notices that it receives from a Shareholder in relation to the occurrence (or the likely occurrence) of an Event.
5.2	Pre-emptive action by Warrantholder. If the Warrantholder has reasonable cause to believe that an Event is about to occur, the Warrantholder may request that any or all of the Obligors consult with the Warrantholder. Such consultation shall take place within 10 (ten) Business Days from the date of the Warrantholder’s request. After the earlier of:
(a)	10 (ten) Business Days lapsing from the date of such Warrantholder’s request without the Company or the relevant Shareholders, as applicable, having confirmed that the Event will either (i) not occur or (ii) occur at a later date (provided that, in the case of (ii), the Company informs the Warrantholder of that date promptly upon becoming aware of it); or

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(b)	the occurrence of the anticipated Event,

the Obligors will be deemed to have served an Event Notification.

5.3	Ongoing information about Events. Following service (or deemed service) of an Event Notification, the Obligors shall keep the Warrantholder informed in a timely manner of any and all material developments in relation to that Event, or anticipated Event and provide the Warrantholder in a timely manner with any information of which it becomes aware that might reasonably be required by the Warrantholder in order for the Warrantholder to calculate the Fair Market Value of the Warrants and the Warrant Shares by reference to such Event.
5.4	Notice if Event unlikely to occur. If, following service (or deemed service) of an Event Notification, it becomes apparent to any Obligor that the Event in question will not take effect, that Obligor shall as soon as practicable give written notice of that fact to the Warrantholder.
6.	Warrant Settlement and Transfer

6.1	Exercise of Warrant.

(a)	At any time during the applicable Warrant Exercise Period, the Warrantholder may physically exercise the Vested Warrants in full or in part for Warrant Shares by serving upon the Obligors a Warrant Exercise Notice.
(b)	Upon exercise of any Warrant, the Warrantholder shall fully pay to the Company the Strike Price of the relevant Warrant; provided that, in accordance with article L.225-128 of the French Commercial Code, should, on the date of the Warrant Exercise Notice, a New Exercise Ratio apply pursuant to Clause 4 and Schedule 7 and, as result, the Strike Price of each Warrant be lower than the total aggregate amount of the nominal value of all Warrant Shares to be issued upon exercise of such Warrant (the Aggregate Nominal Value), at the discretion of the Warrantholder: (i) such Strike Price shall be increased to the Aggregate Nominal Value or (ii) the Exercise Ratio shall be adjusted as strictly required in order to enable the issuance of the Warrant Shares and the payment in full of their subscription price.
(c)	Upon exercise of the Vested Warrants and subject to full payment by the Warrantholder of their Strike Price, the Company will reflect the issuance of the underlying Warrant Shares in the specific securityholder’s account opened in the name of the Original Warrantholder in the books of the Company held by Uptevia (or, as the case may be, such other registrar appointed by the Company) and provide the Warrantholder with written confirmation and evidence thereof.
(d)	Once served in accordance with paragraph (a) above, a Warrant Exercise Notice is irrevocable (except with the written consent of the Obligors).
6.2	Registration Rights

(a)	The Company agrees that, within five (5) calendar days of the filing of its Annual Report on Form 10-K for the fiscal year ended June 30,2025, but in no event earlier than April 1, 2026 (the “Required Filing Date”), the Company will, notwithstanding anything to the contrary in Section 6.2(c), file with the Commission (at the Company’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Warrants and the Warrant Shares issued or issuable upon exercise of the Warrants issued in the applicable Tranche(s) (to the extent determinable at that time and capable of being so registered) (the “Registrable Securities”), and the Company shall have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than 60 calendar days after the Required Filing Date (the “Effectiveness Deadline”); provided, that the Company shall have the Registration Statement declared effective within five (5) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the

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Securities and Exchange Commission (the “Commission”) that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. To the extent that the Company has an existing shelf registration statement that has been declared effective by the Commission or was automatically effective upon its filing with the Commission (a “Shelf Registration Statement”) and registers the resale of the Company’s securities by shareholders of the Company, such Shelf Registration Statement shall be the Registration Statement contemplated by this Clause 6.2 to the extent the Company registers the Registrable Securities for resale pursuant to a prospectus supplement thereto (the “Shelf Prospectus Supplement”). The Company shall provide a draft of the Registration Statement, or the Shelf Prospectus Supplement in the case of a Shelf Registration Statement, to the Original Warrantholder for review at least seven (7) Business Days in advance of the date of filing the Registration Statement or Shelf Prospectus Supplement, as applicable, with the Commission (the “Filing Date”), and the Original Warrantholder shall provide any comments on the Registration Statement or Shelf Prospectus Supplement, as applicable, to the Company no later than the day immediately preceding the Filing Date. Unless otherwise agreed to in writing by the Original Warrantholder prior to the filing of the Registration Statement or Shelf Prospectus Supplement, as applicable, the Original Warrantholder shall not be identified as a statutory underwriter in the Registration Statement or Shelf Prospectus Supplement, as applicable; provided, that if the Commission requests that the Original Warrantholder be identified as a statutory underwriter in the Registration Statement, the Original Warrantholder will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act of 1933 (the “Securities Act”) for the resale of the Registrable Securities by the applicable holders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. Any failure by the Company to file a Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Clause 6.2.

(b)	The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to the Original Warrantholder, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the date on which all of the Registrable Securities shall have been sold and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. For so long as the Registration Statement shall remain effective, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Original Warrantholder to resell the Registrable Securities pursuant to the Registration Statement, qualify the Registrable Securities, upon exchange for American Depositary Shares, for listing on the applicable stock exchange on which the American Depositary Shares are then listed, and update or amend the Registration Statement as necessary to include the Registrable Securities. The Company will use its commercially reasonable efforts to (i) for so long as the Original Warrantholder holds any Warrants or

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Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), so long as the Company remains subject to such requirements to enable the Original Warrantholder to resell the Registrable Securities pursuant to Rule 144, (ii) cause the removal of all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Registrable Securities and, at the request of the Original Warrantholder, cause the removal of all restrictive legends from any Registrable Securities held by the Original Warrantholder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (iii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (ii) upon the receipt of such supporting documentation, if any, as reasonably requested by such counsel.

(c)	The Company’s obligations to include the Registrable Securities in the Registration Statement are contingent upon the Original Warrantholder furnishing in writing to the Company a completed selling holder questionnaire in customary form that contains such information regarding the Original Warrantholder, the securities of the Company held by the Original Warrantholder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Original Warrantholder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling holder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided, that the Company shall request such information from the Original Warrantholder, including the selling holder questionnaire, at least five Business Days prior to the anticipated filing date of the Registration Statement or Shelf Prospectus Supplement, as applicable. For the avoidance of doubt, the Original Warrantholder shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. In the case of the registration effected by the Company pursuant hereto, the Company shall, upon reasonable request, inform the Original Warrantholder as to the status of such registration. The Original Warrantholder shall not be entitled to use the Registration Statement for an underwritten offering of the Registrable Securities. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require the Original Warrantholder not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use would reasonably be expected to materially affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company; provided, that (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than 60 consecutive days or more than two times in any 360 day period and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Original Warrantholder of such securities as soon as practicable thereafter.
(d)	Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) of the happening of (a) an issuance by the

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Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given promptly from the date of such event, (b) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given promptly from the date of such Suspension Event, or (c) or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Original Warrantholder agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Original Warrantholder receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the Original Warrantholder will deliver to the Company or, in the Original Warrantholder’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent the Original Warrantholder is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or

(B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(e)	Notwithstanding the registration obligations set forth herein, if the Commission informs the Company that the resale of all of the Registrable Securities as a secondary offering cannot, as a result of the application of Rule 415, be registered on a single registration statement, the Company agrees to promptly inform each of the holders of the Registrable Securities thereof and use its reasonable efforts to file amendments to the Registration Statement as required by the Commission, covering the maximum number of the Registrable Securities permitted to be registered by the Commission. In addition, notwithstanding any other provision hereof, if the Commission or any SEC Guidance (defined below) sets forth a limitation on the number of the Registrable Securities permitted to be registered on the Registration Statement, the number of the Registrable Securities to be registered on such Registration Statement will be reduced pro rata among all such selling stockholders whose securities are included in such Registration Statement. In the event of a cutback hereunder, the Company shall give the applicable holder of the Registrable Securities at least five (5) Business Days prior written notice along with the calculations as to such holder’s allotment. In the event the Company amends the Registration Statement in accordance with the foregoing, the Company will use its reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance provided to the Company, one or more registration statements to register the resale of those Shares that were not otherwise registered. “SEC Guidance” means (a) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (b) the Securities Act and the rules and regulations promulgated thereunder.
6.3	Lock-up period. The Warrantholder undertakes not to transfer the Warrants (whether Vested or Non-Vested) until the Maturity Date (as defined in the Finance Contract) of the relevant Tranche except:
(a)	subject to the Right of First Refusal set forth in Clause 6.4, in case of occurrence of, and in connection with, an Event; or

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(b)	in case of a transfer to an Affiliate (together with all its rights and obligations under this Agreement).
6.4	Warrant Sale and Right of First Refusal.

(a)	Subject to its lock-up undertaking under Clause 6.3, the Warrantholder may conduct a Warrant Sale in relation to all or part of the Vested Warrants, provided that the Warrantholder shall deliver a Right of First Refusal Notice to the Company, following which the Company shall have a Right of First Refusal in relation to the relevant Vested Warrants, whereupon it shall be entitled to acquire the Warrants pursuant to this Clause 6.4 against payment to the Warrantholder of the purchase price offered for the relevant Vested Warrants by one or several third parties or Shareholders in the relevant Warrant Sale and all transfer taxes, fees, costs and expenses incurred by the Warrantholder in connection with such transfer (if not included in the transfer price) (the “Warrants Sale Price”).

(b)	If the Warrantholder has exercised the Put Option in relation to any Vested Warrant and the Put Option Price is not, for whatever reason, paid to the Warrantholder in accordance with, and within the time frame set out in, Clause 6.5 (Put Option), the Company shall not be entitled to a Right of First Refusal and a Warrant Sale can be made by the Warrantholder without compliance with any of the conditions set out in this Clause 6.4 (Warrant Sale and Right of First Refusal). For the avoidance of doubt, a Warrant Sale as described in this Clause shall be without prejudice to any remedies the Warrantholder may otherwise have in respect of the relevant Obligor’s breach of its obligation to pay the Warrants Sale Price.
(c)	Within twenty (20) Business Days of the Right of First Refusal Notice being served on the Company, the Company may exercise its Right of First Refusal by written notice to the Warrantholder or to the Masse Representative, as the case may be, (the “ROFR Exercise Notice”). In case of a ROFR Exercise Notice, the transfer of the relevant Vested Warrants and the payment of the Warrants Sale Price in cash, by electronic transfer of funds for same day value, to such bank account as the Warrantholder specifies in the Right of First Refusal Notice, shall occur within thirty (30) Business Days from the ROFR Exercise Notice, failing which the Interested Party shall be deemed to have waived its Right of First Refusal in respect of the concerned transfer.
(d)	Upon receipt of all amounts to be paid to the Warrantholder in accordance with Clause 6.4(c), the Warrantholder shall transfer the relevant Vested Warrants to the relevant Interested Parties. In relation to the Vested Warrants so transferred, no representations or warranties whatsoever shall be made by the Warrantholder (save for customary title and capacity representations).
(e)	If the Company does not exercise the Right of First Refusal or the Interested Parties do not make the payment in accordance with, and within the time-frame set out in Clause 6.4(c) above, the Warrantholder may proceed with the Warrant Sale at a price at least equal to the Warrants Sale Price set out in the Right of First Refusal Notice; provided that, in case the relevant Warrant Sale is at a price inferior to the Warrants Sale Price set out in the Right of First Refusal Notice, the Right of First Refusal shall apply mutatis mutandis to such transfer of Warrants.
(f)	The Right of First Refusal set out in this Clause 6.4 shall not apply to a Warrant Sale where both the Warrantholder and the intended transferee/nominee are (i) the Original Warrantholder, (ii) an Affiliate of the Original Warrantholder, (iii) a promotional bank or finance agency set up by one or more member states of the European Union or (iv) any transferee of the Loan.
6.5	Put Option

(a)	The Company irrevocably grants the the Original Warrantholder the right, but not the obligation (or the right, but not the obligation, of an Affiliate of the Original Warrantholder or a promotional bank or finance agency set up by one or more member states of the

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European Union to whom the Warrants are transferred pursuant and subject to the terms and conditions of this Agreement) to require the Company to cancel or purchase any Vested Warrant in consideration of the payment by the Company to the Warrantholder of the Put Option Price (the Put Option) in the terms set out in this Agreement.

(b)	Subject to the occurrence of an Event, the Warrantholder may exercise the Put Option on or after the applicable Event Date that occurs during the Warrant Exercise Period applicable to the relevant Vested Warrant, by serving the Company a Warrantholder’s Put Option Notice, which upon being served is irrevocable (except as may be otherwise agreed in writing by the Company).
(c)	The Put Option shall be exercisable only up to the number of Vested Warrants that would result in the Put Option Price being no higher than twenty million euros (EUR 20,000,000) in respect of all then Vested Warrants. Any Vested Warrants in excess of this limit may not be transferred through the Put Option and shall remain outstanding until otherwise exercised in accordance with this Agreement. For the avoidance of doubt, the limit set out above for the Put Option Price shall not vary based on the Disbursed Amount.
(d)	The Warrantholder shall specify the Fair Market Value of the relevant Vested Warrants and Warrant Shares and the aggregate Put Option Price in respect of the relevant Vested Warrants in the draft Warrantholder's Put Option Notice, such calculations to be based on the valuation as set forth in Schedule 2 (Expert determination) (taking into account any adjustment under Clause 4 (Anti-dilution Protection) and Schedule 7), together with the Supporting Calculations.
(e)	The Company shall have the Objection Period to agree or dispute the Warrantholder's calculation of the Fair Market Value and/or the aggregate Put Option Price in respect of the relevant Vested Warrants as set out in the Supporting Calculations. If, by the end of the Objection Period:
(i)	the Company has not delivered a notice in writing to the Warrantholder disputing the Fair Market Value and/or the aggregate Put Option Price in respect of the relevant Warrants, the Company shall be deemed to have agreed the Fair Market Value and the aggregate Put Option Price in respect of the relevant Vested Warrants specified in the draft Warrantholder’s Put Option Notice, and the draft Warrantholder’s Put Option Notice shall automatically become final and binding on the Parties; or
(ii)	to the extent that the Company has delivered a notice in writing to the Warrantholder disputing the Fair Market Value and/or the aggregate Put Option Price in respect of the relevant Warrants, either or both of the Warrantholder and the Company shall refer the matter to the Expert for determination in accordance with Schedule 2 (Expert determination).
(f)	Within five (5) Business Days of the Expert's decision, the Warrantholder must deliver to the Company a revised Warrantholder’s Put Option Notice (together with the Supporting Calculations) incorporating such adjustments, if any, as have been determined by the Expert. The revised Warrantholder’s Put Option Notice will supersede the initial draft Warrantholder’s Put Option Notice and will be final and binding on the Parties from the date of its delivery to the Company provided that it reflects the changes that have been determined by the Expert.
(g)	Within thirty (30) Business Days of the Warrantholder’s Put Option Notice becoming final and binding in accordance with this Clause 6.5 (Put Option), the Company must pay the aggregate Put Option Price in respect of the relevant Warrants in cash by electronic transfer of funds for same day value to such bank account as the Warrantholder has specified in the Warrantholder’s Put Option Notice, whereupon the relevant Warrants will be cancelled and of no further force and effect.

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6.6	Third Party Offers

If a general offer to purchase Shares (or Instruments) (whether involving a formal offer by way of an offer document, an invitation to join a transaction to be evidenced by a sale and purchase agreement or otherwise) is made to (i) Shareholders holding more than 50% (fifty percent) of the Shares (or of the Instruments) or (ii) 50% (fifty percent) of the Shareholders, each Obligor shall, immediately if and upon becoming aware of such offer:

(i)	give notice of the offer to the Warrantholder, which notice shall (to the extent that the information set forth below are available to the relevant Obligor):
(1)	specify the number of Shares (or Instruments) proposed to be purchased;
(2)	name the potential buyer;
(3)	specify the price and terms of such proposed offer; and
(ii)	make its best efforts so that the Warrantholder be treated as a Shareholder as if it had exercised the Vested Warrants then outstanding and exercisable and, if any consideration is receivable by any relevant Shareholders pursuant to the relevant sale, the Warrantholder receives the same consideration it would have been entitled to receive had it been the holder of the Warrant Shares following exercise of any Vested Warrants, after deducting the Strike Price in respect of those Vested Warrants.
7.	Issuance of Warrant Shares

7.1	Issuance

Subject to and after the receipt of a Warrant Exercise Notice and of full payment of the relevant Strike Price, the Board of Directors of the Company, acting upon delegation of authority of the extraordinary general meeting of Shareholders of the Company, shall, at its next meeting which the Company undertakes to convene within forty-five (45) Business Days: (i) acknowledge of the Warrant Exercise and issuance of the relevant number of underlying Warrants Shares to the Warrantholder against payment of the Strike Price and (ii) amend the Articles to reflect the exercise of the Warrants and the capital increase resulting from the issuance of the Warrants Shares. More broadly, the Company shall take any decision or measure and to carry out any formality or step necessary or useful for the completion of the issuance of the Warrant Shares (including the update of the Company’s share transfer register and shareholders’ accounts).

7.2	Maximum Percentage.

The Company shall not effect the exercise of all or a portion of the Warrants held by a Warrantholder, and such Warrantholder shall not have the right to exercise all or a portion of such Warrants, to the extent that after giving effect to such exercise, such person (together with such person’s Affiliates), to the Company’s actual knowledge, would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number Shares beneficially owned by such person and its Affiliates shall include the number of Shares issuable upon exercise of all or a portion of the Warrants held by the Warrantholder and its Affiliates with respect to which the determination of such sentence is being made, but shall exclude Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrants beneficially owned by such Warrantholder and its Affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Warrantholder and its Affiliates, subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Agreement, in determining the number of outstanding Shares, the Warrantholder may rely on the number of

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outstanding Shares as reflected in (1) the Company’s most recent Annual Report on Form 10- K or 20-F, Quarterly Report on Form 10-Q, Current Report on Form 8-K or 6-K or other public filing with the Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of Shares outstanding. For any reason at any time, upon the written request of the Warrantholder, the Company shall, within one (1) Business Day, confirm orally and in writing to the Warrantholder the number of Shares then outstanding. By written notice to the Company, the Warrantholder may from time to time increase or decrease the Maximum Percentage applicable to it to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

8.	Representations and Warranties

The Company represents and warrants to the Warrantholder on the date of this Agreement and on 1 January and 1 July each subsequent year and until its termination that:

(a)	Each Obligor, as far as it is concerned:

(i)	has full legal capacity and authority to execute, undertake and comply with its obligations under this Agreement, and, subject to approval of appropriate resolutions at its Shareholders’ meeting, to carry out all actions required from it in connection with the creation and delivery of the Warrants and the satisfaction of all rights of the Warrantholder pursuant to this Agreement;

(ii)	at such time as any Warrant is exercised, subject to approval of appropriate resolutions at its Shareholders’ meeting, will have full legal capacity and authority to carry out all actions required from it in connection with the issuance and delivery to the Warrantholder of the corresponding Warrant Shares in accordance with Applicable Law, the Articles and any other applicable corporate documents or the relevant Shareholder resolutions;

(iii)	is duly incorporated and validly existing under the law of its jurisdiction to carry out its own business, trade and ordinary activity;

(iv)	has obtained all necessary consents and approvals in connection with the execution, delivery and performance of this Agreement and in order to lawfully comply with its obligations thereunder and all such consents and approvals are in full force and effect and are admissible in evidence;

(v)	does not breach any of its constitutional documents, bylaws or any applicable law, statute, rule or regulation, or any judgement, decree or permit binding on it or on its assets by entering into this Agreement; and

(vi)	does not breach any agreement or other instrument binding upon it by entering into this Agreement;
(b)	no Obligor:

(i)	is incorporated or established in (1) a jurisdiction classified by any Lead Organisation as being weakly regulated and/or weakly supervised and/or non- transparent and/or uncooperative or any equivalent classification used by any Lead Organisation, in connection with activities such as money laundering, financing of terrorism, tax fraud and tax evasion or harmful tax practices, and/or

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(2) a jurisdiction that is blacklisted by any Lead Organisation in connection with such activities; or

(ii)	is insolvent, over-indebted or subject to a court-ordered restructuring procedure, nor is such insolvency, over-indebtedness or procedure threatened against it;
(c)	the Company:

(i)	has its corporate seat and principal place of management in France, and has no establishment outside the territory of France;

(ii)	has granted no Instruments other than those described in Fully Diluted Share Capital of the Company as of the date of this Agreement as per Schedule 4 (Capitalisation Table);
(d)	the general manager (directeur general) of the Company will, at such time as the Put Option is exercised, have full corporate power and capacity under Applicable Law, the Articles and any relevant decisions by the corporate bodies of the Company to pay the relevant Put Option Price in accordance with this Agreement without need for any further approval from any corporate body of the Company or from any third-party; and
(e)	the capitalisation table set out in Schedule 4 (Capitalisation Table) is true, correct and complete and reflects the Fully Diluted Share Capital of the Company as of the date of this Agreement.
9.	Undertakings

9.1	Positive undertakings by the Company. The Company undertakes to the Warrantholder to:
(a)	take all acts at its own initiative or upon reasonable request from the Warrantholder in order to implement or facilitate any of the transactions contemplated in this Agreement, in particular for:
(i)	granting the Warrantholder's rights under this Agreement;
(ii)	issuing and granting the Warrants; and
(iii)	issuing the Warrant Shares to the Warrantholder following exercise of the Warrants, irrespective of whether the Strike Price is satisfied in cash or via set-off (in relation to amounts owing by the Company to the Warrantholder) free from prior approval, pre-emption and anti-dilution rights and any Encumbrance;
(b)	notify the Warrantholder as soon as reasonably practicable of, and in any event at least 7 (seven) days before, any creation of a class of Shares that is senior to its ordinary Shares;
(c)	notify the Warrantholder no later than upon first convening of any shareholders’ meeting convened to resolve on any amendment to the Articles that do not require its prior approval pursuant to this Agreement; and
(d)	take all such other action that is or may reasonably be considered by the Warrantholder, taking into account Applicable Law and market practice in the jurisdiction of the Company, to be necessary or desirable for any of the purposes mentioned in Clause 9.1(a)(i) to (iii) (Positive undertakings by the Company).
9.2	Negative undertakings by Obligors. For so long as any Warrants remain exercisable or outstanding, no Obligor shall, except with the written consent of the Warrantholder:
(a)	take any action that may result in any Warrants not being exercisable or the Warrant Shares not being issuable in the terms set out in this Agreement, including revoking any

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authority granted to any corporate body of the Company to issue the Warrants or the Warrant Shares to the Warrantholder or to take any prior or subsequent step required under Applicable Law to give effect to either issue;

(b)	create or issue a new class of Shares with preferential treatment to the ordinary shares (or the class of shares to which the Warrants give right in accordance with Clause 2.3(c)) it being understood that the Warrantholder’s possible consent to the introduction of a new class of shares with preferential treatment to the ordinary shares will be conditional solely on the Warrants subsequently entitling to Shares of such new class instead of ordinary shares;
(c)	convert the Company into an entity of another form under any jurisdiction; or
(d)	make any issue, grant or Distribution or take any other action if, on the exercise of any of the Warrants or the issue of the Warrant Shares, the effect of such issue, grant or Distribution would result in Warrant Shares being issued in a manner different from the one contemplated herein or where the Warrantholder would be treated differently from the Shareholders holding Shares of the same class as the Warrant Shares.
10.	Representation of the Warrantholders

In accordance with article L. 228-103 of the French Commercial Code, the Warrantholders shall be grouped in a masse (the "Masse") with legal status as provided by applicable law, provided there is more than one (1) Warrantholder.

The Masse shall be represented by a person (the "Masse Representative") designated by the general assembly of the Warrantholders in compliance with applicable law.

The provisions in relation to the Masse, the Masse Representative and the general assembly of the Warrantholders under article L. 228-103 of the French Commercial Code shall be applicable to the Warrants.

If at any time the Warrants are held by one Warrantholder, such Warrantholder shall personally exercise the rights granted to the Masse Representative and the general assembly of the Warrantholders.

11.	Liquidation of the Company

11.1	Procedure on liquidation. If, at any time any Vested Warrants remain exercisable or outstanding, an order is made or an effective resolution is passed for the liquidation of the Company, or if the Company is liquidated by operation of law:
(a)	If the Company is subject to judicial liquidation proceedings (in accordance with Articles L.640-1 et seq. of the French commercial Code), the Vested Warrants shall be deemed no longer exercisable; or
(b)	If the Company is subject to an amicable liquidation (in accordance with Articles L.237- 1 et seq. of the French Commercial Code), or to a dissolution, the Company shall immediately send to the Warrantholder a written notice stating that such an order has been made or resolution has been passed or other liquidation is to be effected.
11.2	Agreement to lapse on liquidation. Subject to compliance with this Clause 8 (Liquidation of the Company), this Agreement will lapse, and all outstanding Warrants will be cancelled, on liquidation of the Company.
12.	Termination

This Agreement ceases to have effect when the Warrantholder has exercised all of the Warrants and acquired Warrant Shares, or when all the Warrants have been cancelled, in each case in accordance with the terms of this Agreement.

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13.	Finance Contract

The following provisions of the Finance Contract are deemed incorporated in this Agreement by reference (except to the extent expressly modified herein) with the same force and effect as though fully set forth herein, regardless of whether the Finance Contract is in force, regardless of whether there is any amount outstanding under the Finance Contract, and regardless of whether the Credit is available:

(a)	Paragraphs (a) and (b) of Article 7 (Borrower undertakings and representations) of the Finance Contract, save that:
(i)	the Repeating Representations as defined in the Finance Contract only include the representations set out in Paragraph 1 (Authorisations and Binding Obligations), Paragraph 3 (No proceedings), Paragraph 7 (Anti-Corruption) and Paragraph 13 (Sanctions) of Schedule G (Representations and Warranties) of the Finance Contract; and
(ii)	such Repeating Representations are deemed to be made by the Company on the date of each Disbursement Acceptance (as defined in the Finance Contract), each Disbursement Date (as defined in the Finance Contract), each Quarter Date (as defined in the Finance Contract) and each Payment Date (as defined in the Finance Contract) in respect of each Tranche; and
(b)	Paragraph (c) of Article 7 (Borrower undertakings and representations) of the Finance Contract, save that the undertakings of the Finance Contract which the Company shall undertake include all undertakings in Schedule I (Information and Visits) and the following undertakings in Schedule H (General Undertakings):
(i)	Paragraph 2 (Completion of Investment),

(ii)	Paragraph 3 (Procurement procedure),

(iii)	Paragraph 4 (Compliance with laws),

(iv)	Paragraph 5 (Environment and Social Matters),

(v)	Paragraph 6 (Integrity),

(vi)	Paragraph 10 (Change in business),

(vii)	Paragraph 11 (Merger),

(viii)	Paragraph 12 (Books and records),

(ix)	Paragraph 22 (Maintenance of Status), and

(x)	Paragraph 26 (Sanctions).

14.	Assignment

14.1	Assignment subject to conditions. Except as provided in Clause 6.4 (Warrant Sale and Right of First Refusal) and in this Clause 14 (Assignment), or where otherwise consented to by the Parties in writing, no Party may assign, transfer, charge or deal in any other manner with any of its rights or obligations under this Agreement.
14.2	Assignment by the Warrantholder. Subject to Clause 6.3 (Lock-up period) and Clause 6.4 (Warrant Sale and Right of First Refusal), at any time following a Warrant becoming vested, the Warrantholder may sell, assign, transfer or otherwise dispose of that Warrant to any person or persons and/or all or any of its rights and/or obligations under this Agreement relating to that Warrant.

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15.	Business Days

Any payment under this Agreement which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

16.	Amendment

Any amendment to this Agreement shall be made in writing and shall be signed by the Parties. For the avoidance of doubt, any accession to this Agreement pursuant to 14.2 (Conditions to assign) shall not be deemed to be an amendment to this Agreement.

17.	Waiver

Failure to exercise, or a delay in exercising, a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents the further exercise of the right or remedy or the exercise of another right or remedy. A waiver of a breach of this Agreement does not constitute a waiver of a subsequent or prior breach of this Agreement.

18.	Rights and Remedies are Cumulative

The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by law.

19.	Invalidity

If, at any time, any term of this Agreement is or becomes illegal, invalid or unenforceable in any respect, or this Agreement is or becomes ineffective in any respect, under the laws of any jurisdiction, such illegality, invalidity, unenforceability or ineffectiveness shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of this Agreement or the effectiveness in any other respect of this Agreement in that jurisdiction; or
(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of this Agreement or the effectiveness of this Agreement under the laws of such other jurisdictions.
20.	No partnership

Nothing in this Agreement constitutes a partnership between the Parties or constitutes any Party as agent of another Party for any purpose whatever and, except as explicitly set out in this Agreement, no Party has the authority or power to bind any other or to contract in the name of or create liability against another Party in any way or for any purpose.

21.	Notices

21.1	Contact details. Notices and other communications given under this Agreement addressed to a Party shall be made to the address or e-mail address as set out below, or to such other address or e-mail address as a Party previously notifies to the other Parties in writing:
(a)	For the Original Warrantholder:

Attention:	OPS-EGPF2-Secretariat
Address:	no 98-100 boulevard Konrad Adenauer L-2950 Luxembourg
Email address:	ops-egpf-2-secretariat@eib.org

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(b)	For the Company:

Attention:	Legal Affairs Department
Address:	EDAP TMS S.A 4, rue du Dauphiné, 69120 Vaulx-en-Velin, France
Email address:	Legal@focalone.com

(c)	For any Warrantholder other than the Original Warrantholder, such address, attention and fax number as that Warrantholder may notify the other Parties.
21.2	Form and language for notices. Any notice or other communication given under this Agreement must be in writing and in the English language.
21.3	Notices setting deadlines. Notices and other communications, for which fixed periods are laid down in this Agreement or which themselves fix periods binding on the addressee, may be made by hand delivery or registered letter with acknowledgement of receipt. Such notices and communications shall be deemed to have been received by the relevant Party on the date of delivery.
21.4	Other notices. Other notices and communications may be made may be made by hand delivery, registered letter, or e-mail.
21.5	Notices by e-mail. Without affecting the validity of any notice delivered by e-mail according to the paragraphs above, a copy of each notice delivered by e-mail shall also be sent by letter to the relevant Party on the next following Business Day at the latest.
21.6	Evidence of signing authority. Notices issued by any Obligor pursuant to any provision of this Agreement shall, where required by the Warrantholder, be delivered to the Warrantholder together with satisfactory evidence of the authority of the person or persons authorised to sign such notice on behalf of that Obligor and the authenticated specimen signature of such person or persons.
22.	COSTS

Company to bear costs. The Company shall bear the costs and expenses of the Warrantholder in relation to the preparation, negotiation, execution, implementation, enforcement and termination of this Agreement or any ancillary documents, as well as any subsequent amendments, supplements or waivers of or to this Agreement or any ancillary document, including the costs of any legal, accountancy and other advisors and any exchange charges incurred.

23.	Taxes, duties and fees

23.1	Company to pay all taxes. The Company shall pay all taxes, duties, and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of this Agreement or any ancillary document, including in connection with the exercise of the Warrants or of the Put Option as set out under this Agreement except for any transfer tax payable in connection with the Original Warrantholder transferring the Warrants or the Warrant Shares.
23.2	Obligors to gross up. The Obligors shall pay all amounts due under this Agreement gross without any withholding or deduction of any national or local impositions whatsoever, provided that if any such withholding or deduction is required by law or by an agreement with a governmental authority or otherwise, the Obligors will gross up the payment to the Warrantholder so that after withholding or deduction, the net amount received by the Warrantholder is equivalent to the sum due.
24.	EUR – Currency Exchange Rate

Payments to be made by any Obligor shall be made in EUR, unless otherwise agreed in writing with the Warrantholder.

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In case any amount under this Agreement is not in EUR, the relevant amount shall be converted in EUR based on the last relevant exchange rate published by the European Central Bank on its website on the date immediately preceding the relevant date under this Agreement.

25.	SET-OFF

25.1	No set-off by Obligors. All payments to be made by an Obligor under this Agreement shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim (except the payment of the Arrangement Fee by set off against the Subscription Price for each relevant Warrant).
25.2	Set-off by Warrantholder. A Warrantholder may set off any matured obligation due from an Obligor (to the extent beneficially owned by that Warrantholder) against any matured obligation owed by that Warrantholder to that Obligor (including, without limitation, the Subscription Price and the Strike Price), regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Warrantholder may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the Warrantholder may set off in an amount estimated by it in good faith to be the amount of that obligation.
26.	Confidentiality

26.1	The Parties shall consider the Agreement, its appendices, and any agreement or arrangement entered into in connection with this Agreement as confidential. Each Party undertakes to the other Party that it shall not use, divulge or communicate to any person any confidential information relating to the other Party, save if such disclosure is required by legal or regulatory provisions or a regulatory authority.
26.2	Any technical, financial, economical information related to the business of the Company and/or the Obligors disclosed to the Warrantholder in its capacity as Warrantholder shall be deemed as strictly confidential, and the Warrantholder shall take all reasonable and necessary measures to prohibit its employees from disclosing such information to any Third Party, save where (i) such information is already in the public domain or (ii) such disclosure will be required by legal or regulatory provisions or (iii) such disclosure is reasonably necessary to protect the Warrantholder’s interests under this Agreement.
27.	Further Assurance

Each Obligor shall, at its cost, execute all documents and do all acts and things as the Warrantholder might reasonably consider necessary or desirable for the purpose of giving the Warrantholder the full benefit of all the provisions of this Agreement.

28.	Third Party Rights

A person who is not a Party is not entitled to any right under this Agreement.

29.	Entire Agreement

This Agreement and the Finance Contract constitute the entire agreement between Parties in relation to the grant of the Warrants and the issue of Warrant Shares, and supersede any previous agreement, whether express or implied, on the same matter.

30.	Governing Law and Jurisdiction

30.1	Governing law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of France.
30.2	Jurisdiction. The Parties agree that the commercial court of Paris, France (tribunal des activités économiques de Paris) shall have exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise in any way whatsoever out of or in connection with this Agreement (including without limitation claims for set-off or counterclaim) or the legal

26

relationships established by this Agreement (a “Dispute”) and, accordingly, that they will not argue to the contrary.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1

Warrantholder's Put Option Notice

To:     EDAP TMS

            [ *** address *** ]

FAO: [●]

Warrant Agreement between, amongst others, EDAP TMS and the European Investment Bank dated [●] (the "Warrant Agreement")

We refer to the Warrant Agreement. Capitalised terms used in this Notice have the meanings ascribed to them in the Warrant Agreement.

Number of Vested Warrants to be transferred : [          ]

Our good faith assessment of the above number of Vested Warrant and the Fair Market Value of said Vested Warrants is set out in the annex to this Notice, where the basis of calculation, assumptions and working papers are shown. Accordingly, the Put Option Price is EUR [●].

Please countersign this Notice to indicate your acceptance of this Notice and remit the Put Option Price to the following account:

Bank:	[●]
Branch:	[●]
Sort Code:	[●]
Account Number:	[●]
Account name:	[●]
BIC:	[●]
SWIFT:	[●]
IBAN:	[●]
Reference:	Cancellation of EDAP TMS Warrants

Signed by ...................................................

for and on behalf of

European Investment Bank

Full Name ...................................................

Address ...................................................

...................................................

...................................................

We hereby confirm our agreement to the Notice of Cancellation becoming final and binding

Signed by ...................................................

for and on behalf of

EDAP TMS

Full Name ...................................................

Address ...................................................

...................................................

...................................................

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Annex

Supporting Calculations

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Schedule 2

Expert Determination

1.	Identity and selection of expert

The Expert will be an independent, international and leading investment bank or a leading global firm of accountants (in each case, which has at least one office in Luxembourg) as jointly appointed by the Company and the Warrantholder, or failing agreement as to such appointment after 10 (ten) Business Days of the proposed referral to the Expert pursuant to paragraph (d) of Clause 6.5 (Put Option) or the Adjustment Event (as applicable), by decision of the Company amongst the three (3) candidates proposed by the Warrantholder who satisfy the criteria set forth above in this paragraph 1.

2.	Duties of Expert

The Expert will:

(a)	determine (as appropriate) the Fair Market Value for any Warrant or Warrant Shares on the basis set out in paragraph 3 (Basis of valuation); and
(b)	within one month of the matter being referred to it, give written notice of its determination to the Parties (the "Expert's Certificate"), together with a written explanation setting out in reasonable detail the basis and methods used for the purposes of the calculations performed under the previous subparagraph.
3.	Basis of valuation

The valuation of the Fair Market Value shall be determined

(a)	if the American Depositary Shares are not listed or are not becoming listed on a stock exchange:
1.	assuming the Vested Warrants then outstanding are fully exercisable;
2.	by applying techniques that are appropriate in light of the nature, facts, and circumstances of the financial instrument;
3.	using reasonable current market data and inputs combined with market participant assumptions; and
4.	taking into account valuations retained in previous transaction or offers related to Instruments of the Company over the preceding 12 months period;
5.	based on the price that would be received for an asset or paid to transfer a liability in an Orderly Transaction, given market conditions at the measurement date, between market participants that are (i) independent of each other, (ii) knowledgeable of the market, (iii) able to transact and willing to transact, that is, they are motivated but not forced or otherwise compelled to do so. For the purposes hereof, any preferred rights shall be taken into consideration for the purposes of such valuation[1]. For the avoidance of doubt, should part of the price be paid in kind (e.g. by exchange with shares of the acquirer), the Put Option Price shall be settled in cash by the Company in accordance with Article 6.5 (Put Option), based on the cash consideration for a share of the same class as the Warrants Shares;
6.	adding up any ordinary and preferred distributions made to Shareholders or holder of instruments giving rise to any kind of distribution or profit entitlement since the date of issuance of the respective Warrants which have not been compensated by the issuance of new Warrants to the Warrantholder or the adjustment of the Exercise Ratio;

1 To observe the liquidation waterfall and preferred dividends for the purposes of the valuation.

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7.	such valuation to be by guided by the International Private Equity and Venture Capital Valuation Guidelines as such are amended from time to time.
(b)	if the American Depositary Shares are listed on any regulated stock exchange, the Fair Market Value of each Warrant shall be equal to the 20-day volume weighted average of the reported daily volume weighted average price (VWAP) per American Depositary Share as reported on Bloomberg on a regulated stock exchange to be determined at the first Business Day following the last day of the 20-day period starting 21 Business Days before the exercise of the Warrants.
(c)	the Fair Market Value of a Warrant shall be equal to (i) the Fair Market Value of an American Depositary Share (determined as per the above) multiplied by (ii) the Exercise Ratio of the Warrant (as adjusted from time to time) and minus (iii) the Strike Price of the Warrant;

For the purposes of this paragraph 3 (Basis of valuation), “Orderly Transaction” means a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving the respective assets or liabilities.

4.	Terms of appointment of Expert

The Parties shall co-operate with each other and shall take all reasonable action as is necessary to ensure that the terms of appointment of the Expert will enable the Expert to give effect to and act in accordance with the provisions of this schedule.

5.	Expert refusing or ceasing to act

If the Expert is unable for whatever reason to act, or does not deliver the decision within the time required by paragraph 2(b) (Duties of Expert), the Company and the Warrantholder shall appoint a replacement expert in accordance with paragraph 1 (Identity and selection of Expert) of this Schedule 2 (Expert Determination).

6.	Language

All matters under this schedule will be conducted, and the Expert's decision will be written, in the English language.

7.	Parties to provide information and make submissions

The Parties are entitled to make submissions to the Expert including oral submissions and shall provide (or procure that others provide) the Expert with such information, assistance and documents necessary or as the Expert reasonably requires for the purpose of reaching a decision subject to the Expert agreeing to give such confidentiality undertakings as the Parties may reasonably require.

Any information disclosed to the Expert by the Company, or any person for or on behalf the Company shall also be disclosed simultaneously to the Warrantholder.

8.	Expert may determine procedures

To the extent not provided for by this schedule, the Expert may, in its reasonable discretion, determine such other procedures to assist with the conduct of the determination as he considers just or appropriate, including (to the extent he considers necessary) instructing professional advisers to assist it in reaching its determination.

9.	Conduct of parties

The Parties shall promptly take all such reasonable action which is necessary to give effect to the terms of this schedule.

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10.	Expert not arbitrator

The Expert shall act pursuant to the provisions of article 1592 of the French Code civil and not as arbitrator. The Expert will determine any dispute arising in connection with the provisions of this schedule, its jurisdiction to determine the matters and issues referred to it, or its terms of reference. The Expert's written decision on the matters referred to it will be final and binding in the absence of manifest error or fraud.

11.	Costs of the Expert

The Expert's fees and any costs properly incurred by it in arriving at its determination (including any fees and costs of any advisers appointed by the Expert) will be paid equally to the Expert by the Company and the Warrantholder. Subsequently, the Company will reimburse to the Warrantholder the relevant Expert’s fees and costs paid by it at the time of the settlement of the Put Option Price.

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Schedule 4

Capitalisation Table*

*Capitalisation table immediately prior to issuance of Tranche A Warrants.

** Not including the Warrants

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Schedule 6

Subscription Form

EDAP TMS S.A.

Société Anonyme with a share capital of EUR [●]

Registered office: Parc d’activité La Poudrette Lamartine, 4 rue du Dauphiné, 69120

Vaulx-en-Velin, France

316 488 204 RCS Lyon

(the “Company”)

SUBSCRIPTION FORM

1.	Amount and conditions of the share capital increase

By its decisions of [●], the board of directors of the Company, acting upon delegation of the extraordinary shareholders’ general meeting of the Company held on [●], decided the issuance of a maximum of [●] Tranche [A/B/C] Warrants, the terms and conditions of such Warrants being attached to this subscription form (the “Warrants”).

2.	Subscription

We, the undersigned, acting in our capacities as duly authorised signatories of the European Investment Bank, having its registered office at 98-100, boulevard Konrad Adenauer, L-2950 Luxembourg, Luxembourg, after having acquainted ourselves with the terms and conditions of the issuance and exercise of the Warrants described in the documentation delivered to us and in the current subscription form,

Declare that the European Investment Bank hereby subscribes, for its behalf and on its own account, [●] Tranche [A/B/C] Warrants issued by the Company representing a total subscription price equal to EUR [●] to be fully paid up against a valid, due and payable receivable (créance certaine liquide et exigible) which it owns against the Company.

Done in Luxembourg,

In three (3) originals, two (2) being kept by the signatory who acknowledges it,

On

and
NAME:	NAME:
TITLE:	TITLE:

For and on behalf of:	For and on behalf of:
European Investment Bank	EDAP TMS S.A.

NB: the Subscriber shall add the following handwritten mention before his signature "Bon pour la souscription de [●] ([●]) Bons de Souscription d’Actions de Tranche [A/B/C] / Subscription of [●] ([●]) Tranche [A/B/C] Warrants confirmed"

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SCHEDULE 1

THE WARRANTS

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Schedule 7

Adjustment of the Exchange Ratio in case of an Adjustment Event

Upon completion of any of Adjustment Event which the Company may carry out after the issuance of the Warrants, and whose Record Date (as defined below) occurs prior to the delivery date of the Warrant Shares issued or delivered upon the exercise of the Warrants, the rights of the Warrantholders will be maintained up to but excluding the delivery date of the shares by means of an adjustment to the exercise ratio, in accordance with the provisions set out below.

The “Record Date” is the date on which the ownership of the Shares of the Company is established in order to determine which Shareholders to whom a distribution, attribution, or an allotment, announced or approved on or before such date, should be paid, delivered or carried out.

The new Exercise Ratio will be calculated to two decimal places by rounding to the nearest thousandth (with 0.005 being rounded upwards to the nearest thousandth, i.e., 0.01). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded exercise ratio. As the Warrants may only result in the delivery of a whole number of Warrant Shares, fractional entitlements will be settled as specified in Clause 3.6 (Fractional entitlements) of the Agreement.

A. Principle

Upon completion of any Adjustment Event that has a dilutive impact on the share capital and/or number of Shares, the Company shall take all reasonable steps (including by holding the relevant shareholders’ meetings to the extent necessary to approve resolutions increasing the number of Warrant Shares) to ensure that the Warrants (assuming 100% of the Warrants are vested) shall give at any time the right to the Warrantholder to subscribe to a number of Warrant Shares representing, further to such event, the same percentage of the Fully Diluted Share Capital of the Company than the percentage of the Fully Diluted Share Capital of the Company to which the Warrants (assuming 100% of the Warrants had been vested) gave right at the date of their subscription (such percentage being adjusted should an authorised dilutive operation referred to below previously occurred in accordance with the provisions of this Agreement). The new Exercise Ratio of each Warrant (the “New Exercise Ratio”) shall then be equal to:

New Exercise Ratio = {[(EFDS+NS-EW)/(1-WP)]*WP) / EW

where:

"EFDS" means the Fully Diluted Share Capital existing immediately before the Adjustment Event;

"NS" means the total number of Shares (and/or of Shares capable of being issued pursuant to the new Instruments) which have been subscribed and issued pursuant to the Adjustment Event;

"EW" means the total number of Shares to which the exercise of all the outstanding Warrants gives right to pursuant to the Exercise Ratio applicable immediately prior to the adjustment effected pursuant to this clause;

“WP” means the percentage of the share capital on a Fully Diluted Share Capital basis to which the exercise of the outstanding Warrants gives right to pursuant to the Exercise Ratio applicable immediately prior to the adjustment effected pursuant to this clause.

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B. Adjustment to the Conversion Ratio pursuant to Articles L.228-98 and L.228-99 al 2, 3° of the French Commercial Code

To the extent not contradictory with the principle set forth in section A above, which shall apply in priority in case of an Adjustment Event that has a dilutive impact on the share capital and/or number of Shares and shall prevail in case of discrepancy, the following provisions of Article L. 228-98 of the French Commercial code shall be applicable to the Company:

(i)	subject to Clause 9, the Company may freely alter its corporate form or purpose without requiring the authorisation of the general meeting of the holders of Warrants;

(ii)	the Company may, without requiring the authorisation of the general meeting of the holders of Warrants, redeem its share capital or change its profit distribution and/or issue preferred shares, provided that, as long as any Warrants are outstanding, it takes the necessary measures to preserve rights of the holders of Warrants; and

(iii)	in the event of a reduction of the Company’s share capital resulting from losses and realized through a decrease of the par value or of the number of shares comprising its share capital, the rights of the holders of the Warrants will be reduced accordingly, as if they had exercised them before the date such share capital reduction occurred. In the event of a reduction of the Company’s share capital through a decrease in the number of shares comprising its share capital, the new exercise ratio will be equal to the product of the exercise ratio in effect prior to the reduction in the number of shares multiplied by:

Number of shares comprising the share capital after the reduction

Number of shares comprising the share capital prior to the reduction

Further, in accordance with Article R. 228-92 of the French Code de commerce, if the Company decides to carry out an issuance, in whatever form, of new shares or securities giving access to the share capital with preferential subscription rights reserved to its shareholders, to distribute reserves, in cash or in kind, or paid in capital or to modify the allocation of profits through the creation of preferred shares, it will inform (to the extent required by applicable regulations) the holders of Warrants by registered letter with acknowledgment of receipt.

C. Adjustments of the exercise ratio in the case of other Adjustment Events

To the extent not contradictory with the principle set forth in section A above, which shall apply in priority in case of an Adjustment Event that has a dilutive impact on the share capital and/or number of Shares and shall prevail in case of discrepancy, the following provisions shall apply to the calculation of the exercise ratio for the following Adjustment Events:

(a)	In the event of a financial transaction with preferential subscription rights, the new exercise ratio will be determined by multiplying the exercise ratio in effect prior to the relevant transaction by the following ratio:

Price of the shares after detachment of preferential subscription rights

+ Price of the preferential subscription rights

Price of the shares after detachment of preferential subscription rights

For the calculation of this ratio, the prices of the shares after detachment of the preferential subscription right and of the preferential subscription rights will be equal to the arithmetic mean of the opening prices quoted on NASDAQ on each trading day included in the subscription period.

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(b)	In the event of financial transactions involving a free distribution of listed subscription warrants to the Shareholders with the corresponding ability to sell the securities resulting from the exercise of warrants that were unexercised by their holders at the end of the subscription period open to them, the new exercise ratio will be equal to the product of the exercise ratio in effect prior to commencement of the relevant transaction and the following ratio:

Price of the shares after detachment of warrants

Price of the warrants

Price of the shares after detachment of the warrants

For purposes of the calculation of this ratio:

-	the price of the shares after detachment of the warrant will be equal to the volume- weighted average of (i) the American Depositary Shares prices quoted on NASDAQ on each trading day during the subscription period, and (ii) (a) the sale price of the securities sold in connection with the offering, if they are fungible with the Company’s existing shares, applying the volume of shares sold in the offer to the sale price, or (b) the Company’s American Depositary Shares price quoted on NASDAQ on the date the sale price of the securities sold in the offering is set if such securities are not fungible with the Company’s existing shares;

-	the price of the warrants will be determined on the basis of the volume-weighted average of (i) the prices of the warrants as determined by the Expert, and (ii) the warrant’s implicit value resulting from the sale price of the shares sold in the offering - which is the difference (if positive), adjusted for the exercise ratio of the warrants, between the sale price of securities sold in the offering and the subscription price of the securities - applying to this determined price the volume corresponding to warrants exercised to allocate the securities sold in the offering.

(c)	In the event of a distribution of free shares to shareholders, or a share split or reverse share split, the exercise ratio will be determined by multiplying the exercise ratio in effect prior to the transaction by the following ratio:

Number of shares included in share capital after the transaction

Number of shares included in share capital before the transaction

(d)	In the event of a capital increase by incorporation of reserves, profits or premiums, achieved by increasing the par value of the Company’s Shares, the par value of the shares that the holders may obtain upon exercise of their Warrants will be increased accordingly.

(e)	In the event of a distribution of reserves or premiums in cash or in kind, the new exercise ratio will be determined by multiplying the exercise ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Share price before distribution

Share price before distribution – Amount distributed per share or the value of the securities or assets distributed per share

For purposes of the calculation of this ratio:

-	the share price before the distribution will be equal to the daily volume-weighted average price of the Company’s American Depositary Shares quoted on NASDAQ during the three trading days preceding the date on which the Company’s Shares are traded ex- distribution;

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-	if the distribution is carried out in-kind, the price of the distributed securities will be determined as provided above.

(f)	In the event of a free distribution to the Company’s shareholders of securities other than shares of the Company the new exercise ratio will be determined by multiplying the exercise ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Price of the share ex-free distribution right

+ Price of the securities allotted with respect to each share

Price of the share ex-free distribution right

For purposes of the calculation of this ratio:

•	the price of the share ex-free distribution right will be determined on the basis of the volume-weighted average of the prices quoted on NASDAQ of the American Depositary Shares ex-free distribution rights during the first three trading days following the date on which the Company American Depositary Shares are traded ex-free distribution right; and

•	the value of the security or securities distributed per share will be equal to the volume- weighted average price of such securities on NASDAQ during the first three trading days (inclusive) in such period during which the securities are listed.

(g)	In case of a merger (absorption ou fusion), demerger of the Company with or into another entity or any other similar operation as a result of which the Company does not survive, or spin-off (scission), the rights of each Warrantholder shall be protected in accordance with article L.228- 101 of the French Commercial code (i.e. the Warrants will give right to allotment of shares of the merged or new company or of the beneficiary companies of such spin-off), excluding the provisions of article L.228-65 of the French Commercial Code. Such operation shall be approved in accordance with the provisions of article L.228-103 of the French Commercial Code.

Accordingly, the new exercise ratio will be determined by multiplying the exercise ratio in effect prior to the commencement of the relevant transaction by the exchange ratio of shares in the Company to the shares of the acquiring or new company or the beneficiary companies of a spin- off. These companies will be automatically substituted for the Company with respect to its obligations towards the holders of the Warrants.

(h)	In the event of a repurchase by the Company of its own shares at a price higher than the market price, the new exercise ratio will be determined by multiplying the exercise ratio in effect prior to the repurchase by the following ratio:

Share price x (1-Pc%)

Share price – Pc% x Repurchase price

For purposes of this calculation:

•	“Share price” means the volume-weighted average price of the Company’s American Depositary Shares quoted on NASDAQ during the last three trading days preceding the repurchase (or the repurchase option);

•	“Pc%” means the percentage of share capital repurchased; and

•	“Repurchase price” means the actual price at which any shares are repurchased.

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(i)	In the event the Company changes its profit distribution and/or creates preferred shares, the new exercise ratio will be determined by multiplying the exercise ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Share price before the modification

Share price before the modification – Reduction per share of the right to profit distributions

For purposes of the calculation of this ratio:

•	the share price before the modification will be determined by the volume-weighted average price of the Company’s American Depositary Shares quoted on NASDAQ during the last three trading days preceding the date of the modification.

•	the reduction per share of the right to profit distributions will be determined by the Expert.

Notwithstanding the foregoing, if such preferred shares are issued with preferential subscription rights maintained or by way of a free distribution of warrants to purchase such preferred shares, the new exercise ratio will be adjusted pursuant to paragraphs (a) or (e) above.

In the event that preference shares are created which do not modify the Company’s profit distribution, any adjustment to the exercise ratio will be determined, if necessary, by the Expert.

(j)	In the event of a redemption of share capital, the new exercise ratio will be determined by multiplying the exercise ratio in effect prior to the commencement of the relevant transaction by the following ratio:

Share price before redemption

Share price before redemption – Amount of the redemption per share

For purposes of calculating this ratio, the share price before redemption will be equal to the volume-weighted average price of the Company’s American Depositary Shares quoted on NASDAQ during the last three trading days preceding the date on which the shares are traded ex-redemption.

Such adjustments will be carried out so that, to the nearest hundredth of a share, the value of the shares that would have been delivered if the Warrants had been exercised immediately before the completion of any of the transactions mentioned in (a) to (j) above, is equal to the value of the shares to be delivered upon the exercise of the Warrants immediately after the completion of such a transaction.

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Signature Page to the Warrant Agreement

Company

Executed by
EDAP TMS
acting by:

Name:	Name:
Title:	Title:

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Signature Page to the Warrant Agreement

Original Warrantholder

Executed by

The European Investment Bank

acting by:

Name:	Name:
Title:	Title:

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